                      U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                 (Check One):

[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR


                For Period Ended: February 28, 1997
                                  --------------------------
                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:
                                                --------------------------------

--------------------------------------------------------------------------------

     Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

--------------------------------------------------------------------------------

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

--------------------------------------------------------------------------------

Full Name Of Registrant:        OAKHURST COMPANY, INC.

Former Name If Applicable:

Address Of Principal Executive Office (Street And Number): 1001 SANTERRE DRIVE

City, State And Zip Code:       GRAND PRAIRIE, TEXAS 75050

--------------------------------------------------------------------------------

PART II - RULES 12b-25(b) AND (c)

--------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

[X]       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]       (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

================================================================================

PART III - NARRATIVE

State below in reasonable detail the reasons why form 10-K, 11-K, 20F, 10-Q, or N-SAR or portion thereof could not be filed within the prescribed time period.

Following decisions made by its Board prior to the end of the 1997 fiscal year, the Company is currently negotiating to dispose of certain loss-making assets. If, as expected, such disposals are completed within the next two weeks, the Company will recognize significant write-offs in its 1997 fiscal results, principally of the Excess of Cost over Net Assets Acquired ("goodwill"). If the planned disposals are delayed or do not occur, the Company may need to consider alternative courses of action to mitigate the operating losses and maximize the value of the subject assets. In such circumstances, the amount of write-offs may differ. Accordingly, the Company needs more time to accurately reflect the results of these potential transactions in its Form 10-K.

Once the effect of the potential disposals is known, the Company will be in a position to recalculate the value of its deferred tax asset. It is expected, however, that a significant increase in the valuation allowance of the deferred tax asset will be made.

The Company is currently negotiating with its secured lender to amend its debt agreements to permit the contemplated disposals, and to amend certain covenants which are expected to be adversely impacted by the disposals and the reduction in the net value of the deferred tax asset. The Company expects that the necessary lender approvals will be obtained within the next two weeks.

The Company expects to file its Form 10-K within fifteen days following the due date.

--------------------------------------------------------------------------------

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Mr. Mark Auerbach                   972                660-4499
     --------------------------------    -------------    ---------------------
               (Name)                     (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                       [X] Yes      [ ] No


     --------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [X] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                            OAKHURST COMPANY, INC.
           ---------------------------------------------------------
                 (Name Of Registrant As Specified In Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 29, 1997                       By:  /s/ Mark Auerbach
     ------------------------------         -----------------------------------
                                            Name:  Mark Auerbach
                                            Title: Chief Financial Officer

                           ATTACHMENT TO FORM 12b-25

PART IV (3):

The Company expects the earning statements in its subject report to reflect the following approximate results, PRIOR TO recording an adjustment in the current year fourth quarter to the valuation allowance of its deferred tax asset, in accordance with FAS109, and PRIOR TO recording in the fourth quarter of the current year a loss related to the planned disposal of certain loss-making assets (dollar amounts in thousands):


                                           Three Months       Three Months
                                               Ended             Ended
                                         February 28, 1997  February 29, 1996
                                         -----------------  -----------------
Sales                                         $ 9,335            $ 9,216
                                              =======            =======

Net loss before income taxes                  $  (678)           $  (971)
Current income tax (expense) benefit              (16)                78
Deferred income tax expense                        --                 --
                                              -------            -------
Net loss                                      $  (694)           $  (893)
                                              =======            =======

        Per Share:
         Net loss                             $ (0.22)           $ (0.28)
                                              =======            =======

The comparative decrease of $293,000 in the loss before income taxes primarily relates to more normalized margins in the current year fourth quarter, combined with a decrease in the provision for doubtful accounts when compared to the prior year fourth quarter.

================================================================================

                                            Fiscal Year       Fiscal Year
                                               Ended             Ended
                                         February 28, 1997  February 29, 1996
                                         -----------------  -----------------
Sales                                         $ 41,928           $ 47,339
                                              ========           ========

Net loss before income taxes:                 $ (2,170)          $ (2,093)
Current income tax (expense) benefit               (12)               115
Deferred income tax expense                         --             (2,000)
                                              --------           --------
Net loss                                      $ (2,182)          $ (3,978)
                                              ========           ========

          Per Share:
           Net loss                           $   (.68)          $  (1.25)
                                              ========           ========

There was a significant comparative reduction in sales, but lower expenses and a lower provision for doubtful accounts mostly offset the negative impact of this.